FANCHER OIL COMPANY
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Trinty Place - Suite 720 - 1801 Broadway - Denver,  Colorado  80202-3835 - (303)
296-6600 - Fax (303) 296-2433


March 6, 1998


Mr. William E. Grafham, President
FAN Energy Inc.
1801 Broadway, Suite 720
Denver, Colorado 80202

                                            Re: Certain Understandings Regarding
                                                Conflicts of Interest

Dear Bill:

     This letter is intended to set forth the understandings and agreements which we have regarding potential conflicts of interest which may exist or which might develop between FAN Energy Inc. (Company) and George H. Fancher, Jr., (d/b/a Fancher Oil Company), a/k/a Fancher Oil LLC and Fancher Resources, LLC. I am suggesting that these conflicts and potential conflicts be handled in the manner set forth below. If this suggested resolution of these issues is acceptable to you and to the other directors of the Company, I suggest that these understandings be adopted as applicable to all potential conflicts.

     1. I will continue to engage in the oil and gas business for my own account much as I have done in the past. I will not be expected to report to or account to the Company regarding any of my business activities.

     2. I agree that when an oil and gas project is developed by me or any of the other entities through which I conduct my oil and gas business, and which is offered for participation to others, I will make the participation available to FAN Energy Inc., if in my discretion, the project would be appropriate for the Company. This will be done by notifying you of the project, including anticipated costs, timing, etc. The terms offered to the Company will be no less favorable to the Company than are available to any third party participant.

     3. Likewise, when an oil and gas project developed by others is presented to me for my participation, if participation by FAN Energy Inc. appears appropriate in the project to me in my sole discretion, I will pass on the opportunity for the Company to participate. I may also participate individually. The terms of such a project to be offered to the Company will be no less favorable to the Company than are available to me.

Mr. William E. Grafham, President
FAN Energy Inc.
March 6, 1998
Page Two


     4. The Company will not participate in any project presented by me unless a majority of the other directors, acting on behalf of the Company, approve the participation.

     5. From time to time I or an entity controlled by me may serve as the Operator of an oil and gas project in which the Company is or becomes a participant. In such event, charges made by me as Operator to the Company for its share of costs and expenses will not exceed the rate for such charges or expenses made to other unaffiliated participants In the project.

     Please review the above. Assuming they are acceptable to you and the other directors, I suggest that a summary of the above understandings be included in the registration statement and other public documents which were prepared on behalf of the Company. Also, the understanding set forth above should be applicable to all other officers and directors.

                                         Sincerely,


                                         /s/ George H. Fancher Jr.
                                         George H. Fancher, Jr.

GHF:jh